Exhibit 99.2

FOR IMMEDIATE RELEASE

Approval of Greater Angostura Project in Trinidad and Tobago

Paris, March 12, 2003 — TotalFinaElf (30%) and partners BHP Billiton (operator, 45%) and Talisman Energy (25%) announce Phase 1 development of the Greater Angostura oil and gas structure offshore Trinidad and Tobago.

Greater Angostura is located in Block 2(c), approximately 40 kilometers off the northeastern coast of Trinidad, in a water depth of 40 meters.

Phase 1 covers the engineering, construction, and installation of production and transportation facilities. Three wellhead platforms will be tied into a central production platform with an expected initial output of 80,000 barrels per day. The oil will be transported to an onshore terminal in Guayaguayare Bay for export.

The associated gas will initially be reinjected into the reservoir, and later marketed during the development phase of the Block’s gas zone. This would follow first oil production and will depend upon reservoir performance and gas demand.

First oil production from Greater Angostura is scheduled for early 2005.

TotalFinaElf also has a 10% interest in the adjacent Block 3(a).

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